UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2023

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to ___________

Commission file number: 001-37760

SiteOne Savings and Investment Plan

(Full title of the plan)

SiteOne Landscape Supply, Inc.

(Name of issuer of the securities held pursuant to the plan)

300 Colonial Center Parkway

Suite 600

Roswell, Georgia 30076

(Address of principal executive offices of issuer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee, Plan Administrator

and Plan Participants of the SiteOne Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SiteOne Savings and Investment Plan (the Plan) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, LLC

We have served as the Plan’s auditor since 2016.

Atlanta, Georgia

June 26, 2024

1

SiteOne Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2023	2022
Assets

Investments, at fair value (Note 3)	$427,841,381	$326,767,494

Receivables:
Employer contributions	933,395	998,261
Notes receivable from participants	8,061,414	6,715,821
Total receivables	8,994,809	7,714,082

Net assets available for benefits	$436,836,190	$334,481,576

The accompanying notes are an integral part of these financial statements

2

SiteOne Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,
2023
Changes to net assets attributable to:

Investment income:
Interest and dividend income	$13,375,137
Net appreciation in fair value of investments	57,093,062
Net investment income	70,468,199

Interest income on notes receivable from participants	499,722

Contributions:
Participant contributions	36,030,287
Employer contributions, net of forfeitures	16,029,797
Participant rollovers	6,949,518
Total contributions	59,009,602

Deductions:
Benefits paid to participants and beneficiaries	27,274,077
Administrative expenses	348,832
Total deductions	27,622,909

Net increase	102,354,614

Net assets available for benefits:
Beginning of year	334,481,576
End of year	$436,836,190

The accompanying notes are an integral part of these financial statements.

3

SiteOne Savings and Investment Plan

Notes to Financial Statements

December 31, 2023

1.    Description of Plan

The following description of the SiteOne Savings and Investment Plan ("the Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan under Section 401(k) of the Internal Revenue Code covering substantially all employees of SiteOne Landscape Supply, Inc. and its subsidiaries ("the Company"), except for collective bargaining employees, leased employees, non-resident aliens with no U.S. source income, and seasonal employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

From time to time, the Company enters into strategic acquisitions in an effort to better service existing customers and to attract new customers. The Company’s policy is to have the seller terminate any benefit plans that they had in place. Any onboarded employees are offered participation in the Plan in accordance with the Plan’s eligibility provisions.

On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which included SECURE Act 2.0. SECURE Act 2.0 contains approximately 90 new retirement provisions, with varying effective dates through 2027. Since SECURE Act 2.0 provisions include both required and optional elements, the plan administrator will determine the optional provisions to elect and amend the Plan document accordingly. Most of the significant provisions will become effective in 2024 and thereafter. Accordingly, there is no material impact to the Plan’s 2023 financial statements.

Contributions

Eligible employees are automatically enrolled into the Plan after 30 days of employment unless the employee elects otherwise. Pre-tax contributions are withheld at 3% of eligible compensation and increased by 1% each year until it reaches 50% of eligible compensation unless the employee elects differently. Each year, participants may make pre-tax or Roth after-tax contributions up to 50% of eligible compensation, as defined by the Plan document, not to exceed a maximum of $22,500 for the Plan year. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions of up to $7,500 for the Plan year. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company may make discretionary matching contributions. For the year ended December 31, 2023, the Company made matching contributions equal to 120% of the first 2% of the participant’s eligible compensation plus 40% of the next 4% of the participant’s eligible compensation. No allowance for credit losses has been recorded as of December 31, 2023 or 2022.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and any Company matching contributions as well as allocations of Plan earnings and losses and charged with certain administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers mutual funds, Company stock, a money market fund, self-directed brokerage accounts, and collective investment trust funds as investment options for participants.

4

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

Vesting

Participants are vested immediately in their voluntary contributions plus actual earnings and losses thereon. A participant is 100% vested in employer matching contributions after three years of credited service if employed after December 23, 2013. If employed prior to that date, a participant is always 100% vested in the employer matching contribution. Certain matching contributions from prior employers of merged plans are subject to vesting schedules in place at the time of the merger.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The notes are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates as determined by the plan administrator. All notes currently bear rates ranging from 4.25% to 10.50%. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in a lump-sum amount. The Plan also permits in-service distributions for participants that have attained age 59 ½. Hardship distributions are permitted upon demonstration of a financial hardship, as defined by the Plan document.

Forfeited Accounts

Forfeitures may be used to reduce Company contributions or Plan expenses. At December 31, 2023 and 2022, forfeited non-vested account balances amounted to $78,618 and $170,478, respectively. During 2023, $1,446,337 in forfeitures was used to reduce employer contributions, and $7,114 was used to pay administrative expenses.

Company Stock Funds

The Plan invests in common stock of the Company through its Company Stock Funds. The Company Stock Funds may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Funds are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Funds to encourage diversification of participants’ accounts. Contribution limits were set at a maximum of 10% of a participant’s contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Funds to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Funds.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

5

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date. Net appreciation/(depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance. Interest income is recorded when received. Related fees are recorded as administrative expenses and are expensed as they are incurred. No allowance for credit losses has been recorded as of December 31, 2023 or 2022. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced, and a benefit payment is recorded. There were $58,929 in deemed distributions recorded during the year ended December 31, 2023.

Payment of Benefits

Benefits are recorded when paid.

Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. The Company does not expect reimbursement from the Plan for these expenses. Participants are charged an asset-based service fee for administrative expenses of the Plan related to recordkeeping, accounting, and investment advisory services. Participants also pay certain administrative fees for participant-initiated transactions. Investment related expenses are included in net appreciation/(depreciation) of fair value of investments.

3.    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurement (“FASB ASC 820”) are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

Level 2: Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes to the methodologies used at December 31, 2023 and 2022.

Cash, Interest Bearing: Valued at amortized cost plus accrued interest, which approximates fair value.

Mutual Funds, Money Market Fund, Self-Directed Brokerage Accounts, and Company Common Stock: Valued at the daily closing price as reported by the respective fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Collective Investment Trust Fund: The Fidelity Managed Income Portfolio (“MIP”) is a collective investment trust fund that seeks to preserve principal by maintaining a stable NAV. The funds trade daily using NAV as a practical expedient. The fund has redemption restrictions that limit the timing of withdrawals. Participant directed withdrawals may be made on any business day, provided that the exchange is not directed into a competing fund. Transferred amounts must hold a non-competing investment option for 90 days before funds may be transferred to a competing fund. In addition, redemptions of the fund directed by the Company must be preceded by 12 months written notice to Fidelity.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

7

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023 and 2022.

Investments at Fair Value as of December 31, 2023

	Level 1	Level 2	Level 3	Total
Investments subject to the fair value hierarchy:
Mutual funds	$407,415,015	$-	$-	$407,415,015
Company stock funds	5,159,539	-	-	5,159,539
Money market fund	6,919,209	-	-	6,919,209
Self-directed brokerage accounts	6,244,063	-	-	6,244,063

Investments not subject to the fair value hierarchy:				2,103,555

Total investments, at fair value				$427,841,381

Investments at Fair Value as of December 31, 2022

	Level 1	Level 2	Level 3	Total
Investments subject to the fair value hierarchy:
Mutual funds	$310,482,463	$-	$-	$310,482,463
Company stock funds	3,533,109	-	-	3,533,109
Money market fund	6,003,004	-	-	6,003,004
Self-directed brokerage accounts	4,277,260	-	-	4,277,260

Investments not subject to the fair value hierarchy:				2,471,658

Total investments, at fair value				$326,767,494

8

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

4.    Investment that Trades at NAV as a Practical Expedient

The following tables set forth additional disclosures of the investments whose fair value is estimated using NAV per share or its equivalent as a practical expedient as of December 31, 2023 and 2022 for the Plan:

Fair Value Estimated Using NAV per Share
December 31, 2023
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Collective investment trust fund - stable value	$2,103,555	$-	Daily	Cannot make direct exchange into competing fund for 90 days	1 year

Fair Value Estimated Using NAV per Share December 31, 2022
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value	Commitment	Frequency	Restrictions	Period
Collective investment trust fund - stable value	$2,471,658	$-	Daily	Cannot make direct exchange into competing fund for 90 days	1 year

5.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their Company contributions. The Plan’s assets would be distributable to the participants in accordance with the respective values of their accounts.

6.    Income Tax Status

The Company has adopted a pre-approved Plan document, which has received a determination letter dated June 30, 2020, that the Plan document is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The plan administrator and the Plan’s management believe that the Plan, as restated, is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore believe the Plan is qualified and the related trust is tax-exempt.

9

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

7.    Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market, and credit volatility. Market risks include U.S. and global events that could impact the value of Plan investments. Such events may include public health emergencies such as a pandemic, as well as international conflicts, cybersecurity attacks (including increasingly sophisticated attack leveraging artificial intelligence capabilities), supply chain disruptions, global monetary policy decisions, inflation and elevated interest rates for prolonged periods, significant economic influences, and other adverse credit and market events and conditions. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.    Related Party Transactions and Party-in-Interest Transactions

The Plan held 31,739 and 30,101 shares of Company common stock valued at $5,159,539 and $3,533,109 at December 31, 2023 and 2022, respectively. There were no dividends declared on the Company common stock during 2023.

Plan investments include shares of mutual funds, a money market fund, self-directed brokerage accounts, and a collective investment trust fund managed by Fidelity. Fidelity is a service provider for the Plan; therefore, transactions in these investments qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in net appreciation of fair value of investments, as they are paid through revenue sharing rather than a direct payment.

10

SiteOne Savings and Investment Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2023

Plan #: 002

EIN: 36-4485550

		(c) Description of Investment,
	(b) Identity of Issuer,	including maturity date,
	borrower, lessor or	rate of interest, collateral,
(a)	similar party	par or maturity value	(e) Current Value
	Mutual funds:
	T. Rowe Price	Retirement 2030 Fund	$56,428,051
	T. Rowe Price	Retirement 2035 Fund	52,551,064
*	Fidelity	Growth Company Fund	46,930,134
	T. Rowe Price	Retirement 2045 Fund	43,641,415
	T. Rowe Price	Retirement 2040 Fund	42,601,011
	T. Rowe Price	Retirement 2025 Fund	39,732,359
	T. Rowe Price	Retirement 2050 Fund	24,573,193
*	Fidelity	500 Index Fund	23,539,060
	T. Rowe Price	Retirement 2055 Fund	17,934,833
	T. Rowe Price	Retirement 2020 Fund	12,105,852
*	Fidelity	Mid Cap Index Fund	8,022,747
	T. Rowe Price	Retirement 2060 Fund	6,886,374
	JP Morgan	US Value Fund	6,844,758
*	Fidelity	Small Cap Index Fund	5,737,806
	T. Rowe Price	Retirement 2015 Fund	3,718,005
	MFS	International Diversification Fund	3,148,190
	T. Rowe Price	Retirement 2065 Fund	2,907,302
	JP Morgan	Core Bond Fund	2,079,250
	T. Rowe Price	Retirement Balanced Fund	1,912,315
*	Fidelity	Real Estate Index Fund	1,635,602
*	Fidelity	US Bond Index Fund	1,617,940
*	Fidelity	Global ex US Index Fund	1,260,563
	Allspring	Emerging Markets Fund	986,104
*	Fidelity	Inflation - Protected Index Fund	621,087
	Total mutual funds		407,415,015

	Company stock funds:
*	SiteOne	Company Stock	5,157,515
*	SiteOne	Stock Purchase Account	2,024
	Total company stock funds		5,159,539

	Money market fund:
*	Fidelity	Government Money Market Fund	6,919,209

	Self-directed brokerage accounts
	Brokerage Link	Common Stock	3,298,260
	Brokerage Link	Interest Bearing Cash	1,509,892
	Brokerage Link	Government Bond	564,649
	Brokerage Link	Unit	314,560
*	Brokerage Link	Fidelity Fund	249,970
	Brokerage Link	Certificate of Deposit	229,989
	Brokerage Link	External Fund	62,896
	Brokerage Link	Preferred Stock	8,916
	Brokerage Link	Rights/Warrants	2,676
	Brokerage Link	Non-interest Bearing Cash	2,255
	Total self-directed brokerage accounts		6,244,063

	Collective investment trust fund:
*	Fidelity	Managed Income Portfolio	2,103,555

	Total investments per financial statements		427,841,381

*	Notes receivable from participants	Interest rates ranging from 4.25%-10.50%	8,061,414

	Total investments per Form 5500		$435,902,795

Column (d) has not been presented as all investments are participant directed.

* Represents a party-in-interest.

11

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Windham Brannon, LLC

12

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, SiteOne Landscape Supply, Inc., as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SITEONE SAVINGS AND INVESTMENT PLAN

By: Benefits Committee of SiteOne Landscape Supply, Inc.

	By:	/s/ Joe Ketter
Joe Ketter, Committee Member
Date: June 26, 2024

13